UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period    ended:
June 30, 2024

024-12347
(Commission File Number)

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation    or    organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Caution Regarding Forward-Looking Statements

We make statements in this semi-annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference into this semi-annual report.

The forward-looking statements included in this semi-annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	our ability to effectively deploy the proceeds raised in our Offering;

·	ability to attract and retain Investors to the Platform;

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our Projects and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·	intense competition in Brazilian renewable energy markets that may limit our ability to attract or retain energy offtakers;

·	defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully construct, interconnect, operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	the failure of Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of our Manager;

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

·
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report and the risk that actual results will differ materially from the expectations expressed in this semi-annual report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this semi-annual report, including, without limitation, those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report will be achieved.

Our Business

Energea Portfolio 2 LLC (the "Company") is a limited liability company organized under the laws of Delaware. The Company has elected to be treated as a corporation for tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "Manager").

The Company was created to invest in the acquisition, development, and operation of community solar energy projects in Brazil (each a "Project"). The Projects will be rented to groups of households and businesses (which we collectively refer to as "Subscribers") for monthly payments based on the amount of electricity produced by the Project and credited to them. To date, the Projects have produced a stable and predictable stream of cash flow from Subscribers paying their monthly energy bills. As the Company earns revenue from the sale of energy to Subscribers, it uses the revenue to pay for operating expenses (see "Our Operating Costs and Expenses" in the Offering Circular) and distributes the remaining cash to Class A Investors.

Projects are owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of Projects held in one SPE will not affect the assets of another Project held in a different SPE.

Description of Property

The only property owned by the Company are the Projects.

Projects Acquired

As of the date of this semi-annual report, the Company had acquired a total of 21 Projects.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Amount Invested*
Salinas	Project Salinas Geração S.A.	5.0 MW	4/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	3/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,266,303
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	5/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,051,669
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$2,633,090
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$305,743
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$306,299
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	1/4/22	$3,842,312
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	9/9/22	$300,077
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$119,680
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$177,074
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$976,491
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	4/12/23	$145,567
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	4/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	4/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	4/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	5/24/23	$155,176
	TOTAL			$16,136,621

Projects Sold

As of the date of this semi-annual report, the Company has sold 10 Projects.

Project Name	Entity Name	Project Size (AC)	Date Sold	Sale Price Net of Taxes
Salinas	Project Salinas Geracao S.A.	5.0 MW	05/11/2021	$147,717
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	05/11/2021	$150,379
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda.	1.0 MW	05/19/2021	$44,408
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	06/06/2023	$136,029
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	06/06/2023	$124,925
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	06/06/2023	$126,224
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	06/06/2023	$93,427
Formiga II	Energea Formiga II Ltda	1.5 MW	06/06/2023	$100,344
Naque	Energea Naque Ltda	1.5 MW	06/06/2023	$178,011
Itabapoana	Energea Itabapoana Ltda	2.5 MW	06/06/2023	$133,061
	TOTAL			$1,234,525

Projects Owned

As of the date of this semi-annual report, the Company holds 11 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested*	Form 1-U
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,266,303	$2,266,303	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,060,647	$4,051,669	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$2,769,085	$2,633,090	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$3,586,096	$305,743	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$3,599,613	$306,299	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$3,380,687	$300,077	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$3,842,312	$3,842,312	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,048,742	$976,491	Link
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	$3,284,388	$145,567	TBD
Diamantina II	Energea Diamantina II Ltda	2.5 MW	$3,238,712	$119,680	TBD
Formiga I	Energea Formiga I Ltda	2.5 MW	$3,297,611	$177,074	TBD
	TOTAL		$34,374,196	$15,124,305

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

·	Indicators of impairment - Consider whether indicators of impairment are present

·
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

·
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

·	Step 1: Recognize the contract with the customer

·	Step 2: Specify performance obligations

·	Step 3: Establish transaction price

·	Step 4: Allocate transaction price to performance obligations

·	Step 5: Recognize revenue

Market Outlook and Recent Trends

As of June 2024, Brazil's solar energy market continues its rapid expansion, positioning the country as a global leader in renewable energy. Brazil has already installed 43 GW of solar capacity by April 2024, with an additional 6 GW added between January and April alone. This growth is primarily driven by community solar projects (systems under 5 MW) and large utility-scale projects, with community solar making up a substantial share of the overall capacity.

Looking ahead, Brazil is expected to install over 9.3 GW of new solar capacity by the end of 2024. This surge in solar installations is supported by favorable conditions, such as strong solar resources, rising electricity demand, and growing interest in photovoltaic technology among consumers, businesses, and rural sectors.

Overall, the Brazilian solar market remains a hotspot for investment, with projections indicating continued growth fueled by both large-scale and small-scale installations, despite cost challenges.

One recurring trend we have experienced while constructing the Projects in Brazil has been delays in interconnecting to the utility-owned grid. Interconnecting our larger-format Projects requires a tremendous level of coordination between the utility company, contractors, construction management to run lines for miles, install significant electrical infrastructure and shut portions of the grid down for periods of time. As f the date of the semi-annual report, the Company has interconnected three additional assets in 2024: Pedra do Indaia, Divinopolis II and Divinopolis III.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

·	Sale of Energy under Project Rental Contracts and Operations and Maintenance Contracts

·	Net Proceeds from Capital Transactions
o Originates from the sale or refinancing of Projects
o Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment

·	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

·	First, a preferred return equal to a 7% IRR to Class A Investors (the "Preferred Return");

·	Thereafter, any additional cash flow 70% to the Investors and 30% to the Manager (the "Promoted Interest").

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI"). The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 30% of the excess and Investors will get 70% of the excess.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects' net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below).    Cash flow from Projects can be generated in three ways:

·	payments from Land Leases, Project Rental Contracts and Operations and Maintenance Contracts;

·	proceeds from the sale or refinance of Projects; and

·	Liquidated Damages under Construction Agreements (see below).

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.
Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Promoted Interest (30%) *	Total Class A Investor Distributions (Including Preferred Return) **	Cash on Cash Yield***
5/20/21	137,235.23	50,103.18	82,716.23	4,415.82	132,819.41	20.18%
6/24/21	34,398.08	11,331.28	22,183.64	883.16	33,514.92	2.99%
7/24/21	33,961.13	8,663.79	24,414.18	883.16	33,077.97	2.74%
8/26/21	20,320.88	6,615.89	12,821.83	883.16	19,437.72	1.40%
9/23/21	20,320.79	6,829.13	12,608.50	883.16	19,437.63	1.27%
10/27/21	20,320.80	6,951.10	12,486.54	883.16	19,437.64	1.09%
11/30/21	20,320.80	7,054.00	12,383.64	883.16	19,437.64	1.02%
12/24/21	18,977.20	13,651.91	5,325.29	-	18,977.20	0.84%
2021 Total	$305,854.91	$111,200.28	$184,939.85	$9,714.78	$296,140.13	31.53%
1/26/22	10,973.59	3,316.66	5,890.61	1,766.32	9,207.27	0.32%
2/24/22	8,787.12	3,020.41	4,883.55	883.16	7,903.96	0.27%
3/29/22	9,860.27	3,957.94	5,019.17	883.16	8,977.11	0.28%
4/29/22	7,068.65	3,351.29	3,717.36	-	7,068.65	0.22%
5/31/22	7,068.14	2,992.40	4,075.74	-	7,068.14	0.21%
6/30/22	24,999.75	10,725.17	14,274.58	-	24,999.75	0.68%
7/29/22	25,000.10	6,134.70	18,865.40	-	25,000.10	0.66%
8/27/22	24,073.19	20,127.59	3,156.48	789.12	23,284.07	0.56%
9/27/22	23,677.18	10,506.53	10,536.52	2,634.13	21,043.05	0.48%
10/27/22	23,774.37	10,254.62	10,815.80	2,703.95	21,070.42	0.72%
11/29/22	33,759.97	14,656.27	15,282.96	3,820.74	29,939.23	0.44%
12/28/22	27,897.02	12,302.77	12,475.40	3,118.85	24,778.17	0.70%
2022 Total	$226,939.35	$101,346.35	$108,993.57	$16,599.43	$210,339.92	5.54%
1/27/23	23,705.24	10,855.76	11,623.77	1,225.71	22,479.53	0.39%
2/24/23	28,739.48	12,192.29	13,072.28	3,474.91	25,264.57	0.41%
3/27/23	33,687.38	15,314.18	15,617.22	2,755.98	30,931.40	0.48%
4/28/23	33,709.20	15,474.53	15,499.47	2,735.20	30,974.00	0.44%
5/30/23	35,708.77	16,432.24	16,385.05	2,891.48	32,817.29	0.43%
6/26/23	43,709.57	20,252.44	19,938.56	3,518.57	40,191.00	0.48%
7/25/23	98,709.19	45,896.06	44,891.16	7,921.97	90,787.22	0.95%
8/28/23	33,708.43	15,668.70	15,333.77	2,705.96	31,002.47	0.31%
9/27/23	85,715.70	41,000.83	38,007.64	6,707.23	79,008.47	0.76%
10/27/23	88,636.35	35,620.88	45,063.15	7,952.32	80,684.03	0.72%
11/24/23	83,704.70	40,601.46	36,637.08	6,466.16	77,238.54	0.67%
12/26/23	79,097.93	38,374.75	34,613.45	6,109.73	72,988.20	0.59%
2023 Total	$668,831.94	$307,684.12	$306,682.60	$54,465.22	$614,366.72	6.63%
1/26/24	57,055.87	26,770.27	25,742.49	4,543.11	52,512.76	0.41%
2/27/24	58,167.84	34,041.33	22,678.83	1,447.68	56,720.16	0.41%
3/26/24	67,053.57	32,587.99	32,397.48	2,068.10	64,985.47	0.46%
4/26/24	50,056.17	25,750.84	24,305.33	0.00	50,056.17	0.35%
5/24/24	50,361.60	26,356.09	24,005.51	0.00	50,361.60	0.34%
6/27/24	52,259.23	24,629.08	24,314.53	3,315.62	48,943.61	0.32%
7/26/24	72,671.64	37,364.11	35,307.53	0.00	72,671.64	0.47%
8/26/24	111,083.25	55,830.45	50,252.80	5,000.00	106,083.25	0.61%
2024 Total	$518,709.17	$263,330.17	$239,004.49	$16,374.51	$502,334.66	3.37%
TOTAL	$1,720,335.37	$783,560.92	$839,620.51	$97,153.94	$1,623,181.43

*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus and additional cash flow, please see "Calculating Distributions" above for more information.

***Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Past Operating Results

Since the Company's inception in 2020, it has grown each year with the acquisition of new Projects, continued construction an interconnection works and the commencement of operations at completed Projects. In 2022, the Company turned its first Project on; Iguatama. In 2023, the Company added Micros I. In May of 2024, we completed Pedra do Indaia. In the second half of 2024, Divinopolis II and Divinopolis III are expected to be completed.

During the construction phase, the Company has experienced challenges which have caused us to strategize alternatives for maintaining targeted cash yield. These challenges are mainly related to construction and interconnection delays. Many of our Projects are in remote parts of Brazil where finding sophisticated construction partners and responsive utility companies can be difficult. The Company's second large format asset, Pedra do Indaia, reached mechanical completion in July 2023 but was not interconnected to utility until May of 2024. To offset the impact on cash flows caused from the delays in interconnecting Pedra do Indaia, the Company added Micros I, sold certain Projects (see "Description of Property") and collected Liquidated Damages from contractors (see "Summary of Supporting Contracts" and "Material Legal Proceedings" in the Offering Statement).

As a result of these maneuvers, the overall returns of the Company have held firmly within our targeted range of 14-16% after fees paid to the Manager and delivered distributions on schedule every month of 2024. As the Company completes construction of the remaining Projects, we expect the portfolio to stabilize and to settle into a consistent rhythm of dividends to Investors.

In addition to the operating Projects and Projects under construction, the Company owns six other large format Projects. We expect to commence construction on Corumbaíba in 2024. We are also in negotiations about acquiring a second tranche of Micros Projects with the same developer of Micros I. We will delay the construction of Araxa I and Araxa II until we have completed Corumbaíba and Micros II. We plan to sell Diamantina II and Formiga I prior to construction.

Operating Results for Fiscal Years ended December 31, 2023 and 2022

As of December 31, 2023 and 2022, the Company had assets totaling $16,716,219 and $8,952,39, respectively, on its balance sheet, comprised of cash on hand of $470,153 and $1,237,923, respectively, investments net of depreciation of $13,507,831 and $6,780,755, respectively, other current assets of $1,372,941 and $294,289, respectively, and non-current assets of $1,361,973 and $639,424, respectively. The Company's total Liabilities and members' equity was $16,716,219 and $8,952,391, respectively. Liabilities totaled $6,472,886 and $4,802,839, respectively and equity owned by the Investors totaled $10,243,333 and $4,149,552, respectively.

The significant increase in assets and liabilities, was due to the escalation of investments to complete the Projects under construction and the increase of capital raised from Investors.

For the fiscal years ended December 31, 2023 and 2022, the Company generated revenue of $433,895 and $40,051, respectively.

As of December 31, 2023 and 2022, the Company's total operating expenses were $191,041 and $97,869, respectively, including professional fees, advertising and marketing, software subscription, taxes, depreciation, and other general and administrative expenses. As of December 31, 2023 and 2022, the Projects' operating expenses were $335,581 and $170,173 respectively, covering professional fees, travel, taxes, depreciation, operation and maintenance, and other general and administrative expenses.

Consequently, for the fiscal years ended December 31, 2023 and 2022, the Company incurred a loss from operations, totaling $92,727 and $227,99, respectively. For the fiscal years ended December 31, 2023 and 2022, other Income and expenses were $29,566 and $59,438, respectively. For the fiscal years ended December 31, 2023 and 2022, the Company's total net loss was $122,293 and $287,429, respectively.

In 2023, the Company's revenue rose to $433,895 compared to $40,051 in 2022. This significant increase was primarily driven by the Project Iguatama, which began generating revenue in the fourth quarter of 2022 and operated at full capacity throughout 2023.

Combined losses from portfolio and Project operations for the fiscal years ended December 31, 2023 and 2022 amounted to $526,622 and $268,042 respectively. The commencement of the Project Iguatama's operations in the fourth quarter of 2022, followed by a full year of operation in 2023, was the primary driver behind the increase in expenses. During the construction phase, project costs were capitalized, but upon commencement of operations, these expenses were reported on the income statement, leading to an increase in the overall operating expenses, taxes, and depreciation.

For the fiscal years ended December 31, 2023, and 2022, other income (expenses) amounted to net expenses of $29,566 and $59,438, respectively.

Interest expense increased due to the commencement of operations of the Iguatama project. During the construction phase, the Company had borrowed funds to finance part of the construction costs, with the interest being capitalized as 'interest during construction.' However, upon the Project's operational commencement, this interest was switched from being capitalized to being expensed.

Another significant event was the termination of the subsidiary entity Energea Portfolio Holding Ltda, driven by a strategic shift. The Company determined that a holding company was no longer necessary and chose to terminate the entity. This decision led to the reclassification of investments made to the Company from assets to expenses, along with the forgiveness of intercompany loans between Projects and the holding company, resulting in additional income for the Projects and a loss for the holding company.

Additionally, the Company recorded a gain of $244,817 in 2023 from the sale of property and equipment from the projects Aparecida do Taboado I, Formiga II, Frei Inocêncio, Itabapoana, Naque, Nova Lacerda, and Monte Sião.

Operating Results for Semi-Annual Period ended June 30, 2024

As of June 30, 2024, the Company had assets totaling $18,135,698 on its balance sheet, comprised of cash on hand of $111,612, investments net of depreciation of $15,794,931, other current assets of $1,027,657, and non-current assets of $1,201,498. The Company's total liabilities and members' equity was $18,135,698. Liabilities totaled $5,910,794 and equity owned by the Investors totaled $12,224,904.

The increase in assets and liabilities resulted from the rise in investments to complete ongoing Projects and the additional capital raised from investors.

For the semi-annual period ended June 30, 2024, the Company generated revenue of $323,008.

As of June 30, 2024, the Company's total operating expenses were $172,263, including accounting, advertising and marketing, depreciation, consulting services, legal fees, management fees and carry, regulatory expenses, and other general and administrative expenses. As of June 30, 2024, the Projects' operating expenses were $180,583, covering accounting, depreciation, contractors, insurance, land rental, site security, operations and maintenance, and other general and administrative expenses.

Consequently, for the semi-annual period ended June 30, 2024, the Company incurred a loss from operations, totaling $29,838. For the semi-annual period ended June 30, 2024, other Income and expenses were $284,138. For the semi-annual period ended June 30, 2024, the Company's total net loss was $313,976.

Combined losses from Company and Project operations for the semi-annual period ended June 30, 2024 amounted to $352,846.

For the semi-annual period ended June 30, 2024, other income (expenses) amounted to net expenses of $284,138.

Consequently, the Company recorded a loss of $313,976 for the period ended June 30, 2024.

The revenue for the semi-annual period ending June 30, 2024, showed an increase compared to previous periods. This growth was driven primarily by the successful completion of ongoing projects and the company's continued efforts to expand its portfolio. The generated revenue of $323,008 marks a significant milestone in the company's financial performance, reflecting a steady improvement in Project execution and cash flow. Despite the rise in revenue, the company still faced challenges in offsetting its operational and Project-related expenses, leading to a net loss. However, this increase in revenue positions the company for potential profitability in future periods as investments mature and Projects are completed.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis.

On October 5, 2020, the Company entered into a third-party Credit Agreement ("Loan"), as an Additional Obligor, with Lattice Energea Global Revolver I, LLC ("Lender"), which is unaffiliated with the Manager. The Loan extends up to $5,000,000 of credit to the Company which can be used to construct Projects. After construction, the Loan converts into long-term project finance for a 10-year term. As of the date of this semi-annual report, the Company has used $4,409,927 from the line of credit to acquire and construct Projects.

On December 22, 2023, the parties amended the Loan to release the Manager and establish the sole borrower as Energea Portfolio 2 LLC. This included certain underlying Projects as collateral: Iguatama, Pedra do Indaiá, Divinopolis II, Divinopolis III, and Micros.

Since the interest rate on the Loan is lower than the anticipated IRR of the Projects, we expect the Loan to lever returns to Investors while providing liquidity necessary to accelerate through construction to achieve distributions to Investors faster.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of June 30, 2024, the Company had $111,612 of cash on hand and equivalents, which will be used to pay for the remaining costs of constructing Divinopolis II and Divinopolis III Projects.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

None

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

	As of 6/30/2024	As of 12/31/2023
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 111,612	$ 470,153
Accounts receivable	14,711	3,321
Prepaid expenses and other current assets	896,227	1,263,778
Loans receivable	116,719	109,163
Total current assets	1,139,269	1,846,415

Property and equipment:
Property and equipment	8,129,796	2,529,214
Construction in progress	7,868,486	11,097,624
Total property and equipment	15,998,282	13,626,838
Less accumulated depreciation	(203,351)	(119,007)
Total property and equipment, net	15,794,931	13,507,831

Other noncurrent assets:
Operating lease right-of-use assets	1,178,561	1,178,652
Due from related party	22,937	183,321
Total other noncurrent assets	1,201,498	1,361,973

Total assets	$ 18,135,698	$ 16,716,219

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 220,690	$ 669,619
Operating lease liabilities, current portion	203,181	211,503
Line of credit note payable, current portion	96,364
Due to related party	7,554	-
Total current liabilities	527,789	881,122

Non-current liabilities:
Operating lease liabilities, long-term portion	973,078	1,038,763
Line of credit note payable	4,409,927	4,553,001
Total noncurrent liabilities	5,383,005	5,591,764

Total liabilities	5,910,794	6,472,886

Members' equity:
Total shares and accumulated deficit	12,528,862	10,520,464
Total accumulated other comprehensive loss	(303,958)	(277,131)

Total members' equity	12,224,904	10,243,333

Total liabilities and members' equity	$ 18,135,698	$ 16,716,219

Consolidated Statement of Operations

	For the Six Months	For the Six Months
	Ended 06/30/24	Ended 06/30/23
	Unaudited	Unaudited

Revenue	$ 323,008	$ 147,387

Projects operating expenses:
Accounting	431	960
Depreciation	73,026	38,413
Contractors	-	42,022
Insurance	8,063	2,396
Land rental	19,550	8,764
Site security	27,310	-
Operation and Maintenance	38,354	27,316
Other general and administrative expenses	13,849	17,416
Total projects operating expenses	180,583	137,287

Portfolio operating expenses:
Accounting	22,725	16,250
Advertising and marketing	2,500	-
Depreciation	11,317	6,007
Consulting services	87,600	-
Legal fees	4,000	29,532
Management fees and carry	35,529	24,266
Regulatory expenses	1,860	1,600
Other general and administrative expenses	6,732	5,674
Total portfolio operating expenses	172,263	83,329

Loss from operations	(29,838)	(73,229)

Other income/(expense):
Realized foreign currency loss	583	(3,192)
Gain on sale of property and equipment	-	182,580
Financing administrative fees	-	(4,780)
Interest income	10,326	63,362
Interest expense	(241,305)	(187,898)
Taxes	(53,309)	(37,787)
Net miscellaneous income(expense)	(433)	10,102
Total other income/(expense)	(284,138)	22,387

Net loss	(313,976)	(50,842)

Other comprehensive loss
Unrealized foreign currency exchange loss	(26,827)	(72,049)

Comprehensive loss	$ (340,803)	$ (122,891)

Consolidated Statement of Changes in Members' Equity

						Accum. Other
	Common Shares		Investor Shares		Accumulated	Comprehensive	Total
	Shares	Amount	Shares	Amount	Deficit	Loss	Members' Equity

Members' equity, January 31, 2023	1,000,000	$ -	6,900,795	$5,430,770	$(1,017,992)	$(263,226)	$4,149,552

Issuance of investor shares - Net of Stock Issuance Cost of $67,039	-	-	7,961,032	6,842,372	-	-	6,842,372
Non-dividend distributions	-	-	-	-	(614,367)	-	(614,367)
Net loss	-	-	-	-	(122,293)	-	(122,293)
Cumulative translation adjustment (CTA)		-	-	-	1,974	-	1,974
Unrealized foreign currency translation loss	-	-	-	-	-	(13,905)	(13,905)

Members' equity, December 31, 2023	1,000,000	$ -	14,861,827	$12,273,142	$(1,752,678)	$(277,131)	$10,243,333

Issuance of investor shares - Net of Stock Issuance Cost of $82,222	-	-	3,009,153	2,652,244	-	-	2,652,244
Non-dividend distributions	-	-	-	-	(323,579)	-	(323,579)
Net loss	-	-	-	-	(313,976)	-	(313,976)
Cumulative translation adjustment (CTA)		-	-	-	(6,291)	-	(6,291)
Unrealized foreign currency translation loss	-	-	-	-	-	(26,827)	(26,827)

Members' equity, June 30, 2024	1,000,000	$ -	17,870,980	$14,925,386	$(2,396,524)	$(303,958)	$12,224,904

Consolidated Statements of Cash Flows

	For the Six Months	For the Six Months
	Ended 06/30/24	Ended 06/30/23
	Unaudited	Unaudited

Cash flows from operating activities:
Net loss	$ (313,976)	$ (50,842)
Depreciation	84,343	38,413
Non-cash lease expense	54,544	-
Changes in assets and liabilities:
Accounts receivable	(11,390)	-
Prepaid expenses and other current assets	367,551	(666,353)
Loan receivable interest added to principal	(7,556)	(36,956)
Due from related party	160,385	2,360
Accounts payable and accrued expenses	(448,930)	126,976
Due to related party	7,554	31,274
Total cash flows from operating activities	(107,475)	(555,128)

Cash flows from investing activities:
Purchase of property and equipment	(2,287,100)	(2,132,705)
Proceeds from sale of property and equipment	-	-
Total cash flows from investing activities	(2,287,100)	(2,132,705)

Cash flows from financing activities:
Advances on line of credit	(143,074)	478,000
Lease liability	-	110,346
Issuance of investor shares	2,652,244	2,793,595
Non-dividend distribution	(323,579)	(182,661)
Total cash flows from financing activities	2,185,591	3,199,280

Effect of exchange rate changes on cash	(149,557)	(59,006)

Increase(decrease) in cash	(358,541)	452,441

Cash at the beginning of the period	470,153

Cash at the end of the period	$ 111,612	$ 1,690,364

Notes To Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LLC is a Delaware Limited Liability Corporation formed to develop, own, and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Formiga I Ltda, Energea Diamantina II Ltda, Energea Micros I Ltda, Energea Corumbaiba Ltda, Energea Aparecida do Taboado II Ltda and Energea Portfolio Holding Conexoes Ltda. All intercompany transactions have been eliminated in consolidation. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to construct its portfolio. The Company's operations are funded by the issuance of membership interests and debt at the Company level. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. The Company initiated two Regulation A Offerings for the purpose of raising capital to fund ongoing Project construction activities. Through June 30, 2024, the Company had raised total offering proceeds of $14,925,386 net of stock issuance costs of $287,645, from settled subscriptions resulting from the sale of 17,870,980 Investor Shares.

Basis of presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents maturing within 90 days.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering, procurement and construction ("EPC") and (iv) operations and maintenance ("O&M"). During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:

·	The identification, selection and acquisition of sufficient area required for a project;

·	The confirmation of a regional electricity market;

·	The confirmation of acceptable electricity resources;

·	The confirmation of the potential to interconnect to the electric transmission grid;

·	The determination of limited environmental sensitivity; and

·	The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and Equipment

Property and equipment consist of investments in solar projects.    The Company accounts for investments in solar projects under ASC 360. The property and equipment are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets, which range from 20 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets for impairment under ASC 360 guidelines, whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. During the years ended June 30, 2024 and December 31, 2023, there was no impairment losses recognized for long-lived assets.

Revenue recognition

To date, all of the SPE's have Equipment Rental Agreements and O&M Agreements. The agreements are with various subscribers who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. We recognize the revenue from both Equipment Rental Agreements and O&M Agreements concurrently using the same revenue recognition procedures when the single invoice is sent to the customer. Therefore, the revenue is not split between the Equipment Rental Agreement and O&M Agreement; instead, it is recognized as a single revenue amount. The agreements are in effect for twenty-five years from the completion date and are expected to have a combined net revenue $208,960,856 (unaudited) from all projects when operational.

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Comprehensive Loss

GAAP requires the reporting of "comprehensive loss" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the period ended June 30, 2024 and 2023, the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

Effective January 1, 2021, the Company has elected to be taxed as a C-Corporation for federal, state, and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. Any income taxes currently due are not material to the consolidated financial statements for the year ended December 31, 2023.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollar translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized translation losses for the period ended June 30, 2024, and December 31, 2023 were $26,827 and $13,905, respectively. Realized translation gain for the period ended June 30, 2024 was $583 and realized translation loss for the period ended December 31, 2023 was $21,904.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. Each bank account held in Brazil has a revolving line of credit associated with it intended to cover any shortfall in the cash accounts and carry interest at 13.99% per month. The lines have credit limits of $-0- to $6,183. There were no draws on these lines of credit during the years ended June 30, 2024 or 2023.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassification

Certain reclassifications were made to the 2023 financial statements to conform with the period ended June 30, 2024 presentation.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the period ended June 30, 2024, through September 30, 2024, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require disclosure.

Note 2 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of CIP on June 30, 2024 and December 31, 2023 was $7,868,486 and $11,097,624, respectively. The Company expects to incur an additional $8,798,179 of costs to complete the projects that have not yet completed or begun construction which include the projects owned by Energea Araxá I Ltda, Energea Araxá II Ltda, Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Corumbaiba.

Note 3 - Property and equipment

The balance of the PPE on June 30, 2024 and December 31, 2023 was $ 15,794,931 and $13,507,831 respectively. On June 30, 2024 and December 31, 2023, the accumulated depreciation was $203,351 and $119,007 respectively.

The Company's property and equipment as of June 30, 2024 and 2023, is outlined in the following roll-forward summary:

	2024	2023
Beginning property and equipment	$ 13,626,838	$ 6,815,455
Additions	2,371,444	6,811,383
Ending property and equipment	15,998,282	13,626,838

Beginning accumulated depreciation	119,007	34,700
Depreciation expense	84,344	84,307
Ending accumulated depreciation	203,351	119,007

Property and equipment, net	$ 15,794,931	$ 13,507,831

Note 4 - Line of Credit note payable

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development, and construction of the three Brazilian projects. Interest is payable in quarterly installments at an annual rate of 15% through the date of term loan conversion and 13% until maturity date of October 5, 2030.

The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company as well as a fiduciary lien on the assets owned by Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda, Energea Pedra do Indaia Ltda and Energea Divinopolis II Ltda. As of June 30, 2024 and 2023, the Company hasn't deferred any interest installment or added them to the principal.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, the Company is required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt of the sales proceeds, or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided the Company has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years. The company intends to exercise this option, so the line of credit is recorded as long-term on the accompanying consolidated balance sheets.

The Company's balance outstanding under the line of credit on June 30, 2024 and December 31, 2023 was $4,409,927 and $4,553,001, respectively. Interest incurred during the construction phase is capitalized as CIP. The total interest capitalized and paid up to the period ended June 30, 2024 was $1,386,648. Interest incurred during the operation phase is expensed. Interest expense during the period ended June 30, 2024 and December 31, 2023, was $240,205 and $252,462, respectively.

Note 5 - Related Party Transactions

The Company has transactions between related companies from time to time. On June, 30, 2024 and December 31, 2023, the Company had $ 7,754 and $-0-, payable to a company with common ownership. On June 30, 2024 and December 31, 2023, the Company had receivables of $22,937 and $183,321 from related companies with common ownership. These amounts are reflected in the due from/to related parties' section of the accompanying consolidated balance sheets.

During November 2021, the Company loaned an affiliate with common ownership $53,955. The loan matured in November 2022. An amended loan was signed in January 2023 with new maturity date in November 2023. A second amendment loan was signed in November 2023 with new maturity date in November 2024. The loan has an annual interest rate of 18%. As of June 30, 2024 the loan receivable balance consists of $53,955 of principal and $25,264 of accrued interest.

During February 2023, the Company loaned an affiliate with common ownership $30,000. The loan matured in February 2024. An amendment loan was signed on February 24 with new maturity date in February 2025. The loan has an annual interest rate of 18%. As of June 30, 2024, the loan receivable balance consists of $30,000 of principal and $7,500 of accrued interest.

As of June 30, 2024, the Company entered into construction management agreements with the Manager, one for each project, to pay developer fees for services of supervision of the construction of the projects. During the period ended June 30, 2024 and December 31, 2023, the Company paid total developer fees to the Manager of $-0- and $239,696, respectively, which were capitalized to CIP.

As of June 30, 2024 and 2023, two of the SPE's entered into Operation and Maintenance Service Agreement ("O&M Agreement") with a related party to perform continued maintenance on the project. The agreement is in effect for ten years from the date of issuance of the Order of Service. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the Order of Service, and each anniversary thereafter, in accordance with General Market Price Index.    During the period ended June 30, 2024 and December 31, 2023, the Company paid total operation and maintenance fees of $38,354 and $45,190, respectively, which were expensed.

Note 6 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda property with an annual rent of approximately $13,465 expiring in January 2049. The monthly base rent increases each lease year by the General Market Price Index.

A second lease for the Energea Pedra do Indaiá Ltda with an annual rent of $9,250 and will expire in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A third lease for the Divinopolis III Ltda property with an annual rent of $20,952 and will expire in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fourth lease for the Energea Araxa I Ltda property with an annual rent of $20,928 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fifth lease for the Energea Araxa II Ltda property with an annual rent of $20,928 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A sixth lease for the Energea Formiga I Ltda property with an annual rent of $37,415 and will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A seventh lease for the Energea Corumbaiba Ltda property with an annual rent of $26,748 and will expire in January 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

An eighth lease for the Energea Divinopolis II Ltda property with an annual rent of $17,312 and will expire in March 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A ninth lease for the Energea Micros I Ltda property with an annual rent of $21,393 and will expire in May 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

For the projects under construction, the total land rental costs for the period ended June 30, 2024 and December 31, 20223 was $84,704 and $230,218 respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

For the operating projects, the total land rental expense for the period ended June 30, 2024 and December 31, 2023 was $19,550 and $15,916 respectively, which have been expensed on the accompanying consolidated profit and loss statement.

The lease cost and other required information for the year ended June 30, 2024, and December 31, 2023 are:

	2024	2023

Operating lease cost	$ 104,254	$ 196,914
Cash paid for amounts in the measurement of lease
liabilities - operating cash flows from operating leases	$ 98,021	$ 189,682
Weighted-average remaining lease term - operating leases	279	285
Weighted-average discount rate - operating leases	17.90%	17.90%

Future minimum estimated lease payments based on the exchange rate on June 30, 2024, are as follows for the period ending June 30, 2024:

2024	$ 101,266
2025	199,806
2026	199,806
2027	199,806
2028	199,806
Thereafter	4,084,286
Total future undiscounted lease payments	4,984,776
Less interest	(3,808,517)
Lease liabilities	$ 1,176,259

Note 7 - Commitments
The Company has three Engineering, Procurement and Construction ("EPC") contracts for three of the projects with a combined total expected cost of $6,483,745. As of June 30, 2024, $6,077,013 had been incurred.

Note 8 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2024 and December 31, 2023, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of June 30, 2024 and December 31, 2023, 17,870,980 and 14,861,827, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on January 13, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2A to the Company's D Company's Form 1-A filed July 2, 2020)

2.2**
Amended and Restated Limited Liability Company Agreement of the Company dated May 3, 2024 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 6, 2024)

2.3**	Authorizing Resolution of the Company dated June 5, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2C to the Company's Form 1-A filed July 2, 2020)
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1-A4A to the Company's Form 1-A filed July 2, 2020)
6.1**	Proposed Project Rental Contract for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4B to the Company's Form 1-A filed July 2, 2020)
6.2**	Proposed Operation and Maintenance Agreement for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4C to the Company's Form 1-A filed July 2, 2020)
6.3**	Proposed Project Rental Contract for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4D to the Company's Form 1-A filed July 2, 2020)
6.4**	Proposed Operation and Maintenance Agreement for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4E to the Company's Form 1-A filed July 2, 2020)
6.5**	Proposed Credit Management Agreement for Energea Brazil (incorporated by reference to the copy thereof filed as Exhibit 4.6 to the Company's Form 1-A filed January 9, 2024)
6.6**	Lattice Credit Agreement amended December 23, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6 to the Company's Form 1-A filed January 9, 2024)
9**	Letter regarding change in certifying accountant, dated as of March 3, 2022
11.1**	Consent of Goodwin Procter (included in Exhibit 12)
11.2**	Consent of Independent Auditor (Whittlesey PC) dated as of May 23, 2024
12**	Legal opinion of Goodwin Procter (incorporated by reference to the copy thereof filed as Exhibit 12 to the Company's Form 1-A filed May 6, 2024)
* Filed herewith
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 30, 2024.

Energea Portfolio 2 LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 30, 2024